

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 20, 2017

<u>Via E-mail</u>
Mr. Jeffrey M. Farber
Executive Vice President and Chief Financial Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

     Re: The Hanover Insurance Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 22, 2017
             File No. 001-13754

Dear Mr. Farber:

We have reviewed your May 24, 2017 response to our comment letter and have the following comment.

Please respond to this comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 17: Liabilities for Outstanding Claims, Losses and Loss Adjustment Expenses, page 108</u>

1. We have reviewed your response to prior comment 5 in our April 28, 2017 letter regarding why you did not provide any claims development tables under ASC 944-40-50-4B for the "other lines" component of your "Commercial Lines and other." You assert in your response that there are 20 product lines within the "other lines" component, none of which are individually significant. In addition to these "other lines," we observe that you did not provide claims development tables for certain lines within personal auto and for homeowners. The exclusion of tables for the 20 product lines within the "other lines" component, certain lines within personal auto, and homeowners results in the exclusion of information about claims incurred and paid and/or claims development that is substantial to the respective consolidated totals. As such, we question your application of ASC 944-40-50-4H (both aggregation/disaggregation and the determination of insignificant categories) as it appears to have resulted in the disclosures required by ASC 944-40-50-4B and 50-4D not providing sufficient information to allow users to assess the

Mr. Jeffrey M. Farber
The Hanover Insurance Group, Inc.
June 20, 2017
Page 2

amount, timing and uncertainty of cash flows arising from a substantial portion of your insurance contracts and the related development of your loss reserve estimates as stipulated in the general principle provided in paragraph BC2 of ASU 2015-09. Accordingly, please revise your disclosure to include additional development tables such that any additional tables do not aggregate lines with significantly different characteristics and that lines excluded from tables are not substantial.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance